SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: October 13, 2004

SUPERCOM, LTD.

Millennium Bldg.
3 Tidhar Street, P.O.B. 2094
Ra’anana 43665 Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X     Form 40-F_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No X-

SUPERCOM LTD.

Form 6-K

TABLE OF CONTENTS

Page
Other Information	1
Signatures	2
Exhibit Index	3

OTHER INFORMATION

On October 13, 2004, SuperCom Ltd. issued a press release announcing that it had raised gross proceeds of approximately $3.5 million in private placements of its ordinary shares and warrants to purchase ordinary shares. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM LTD.

By:

/s/ Eyal Tuchman
Eyal Tuchman
Chief Financial Officer

Date: October 13, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 13, 2004